SEC
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Section

MAR 01 2019

Washington DC
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SI

19010718

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Capital One Investing, LLC

OFFICIAL USE ONLY
FIRM I.D NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P O Box No)

1750 Tysons Blvd, 6th Floor
(No and Street)

McLean	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MonaLisa Como (703) 287-8450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

17 75 Tysons Blvd	Tysons	VA	2210 2
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MonaLisa Como, President & Chief Operating Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital One Investing, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

Signature

President & Chief Operating Officer

Title

Yocasta B. Noll
Notary Public
Reg #7780284
Commonwealth of Virginia
My Commission Expires Jan. 31, 2022

Notary Public

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210 1-02 of Regulation S-X)
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

CAPITAL ONE INVESTING, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

Year Ended December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Governance Committee of Capital One Investing, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital One Investing, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2001.
February 26, 2019

CAPITAL ONE INVESTING, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Statement of Financial Condition

December 31, 2018

Assets	
Cash and cash equivalents	$ 249,792,806
Cash segregated in compliance with regulations	2,500,000
Receivables from clearing organization	7,705,892
Receivables from COF and affiliates	6,330,102
Other receivables	246,422
Securities owned, at fair value	38,934
Prepaid expenses	712,993
Deferred tax asset, net	3,148,658
Total assets	**$ 270,475,807**
Liabilities, subordinated loans and member's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 12,659,280
Taxes Payable to COF	22,184,907
Interest payable on subordinated loans with COFI	169,444
Payable to COFI	565,951
Interest payable on subordinated loans with COF	263,536
Payables to customers	9,208
Total liabilities	**35,852,326**
Subordinated loans from COFI	$ 100,000,000
Subordinated loans from COF	40,000,000
Member's equity	
Member's equity	$ 94,623,481
Total member's equity	**94,623,481**
Total liabilities, subordinated loans and member's equity	**$ 270,475,807**

See accompanying Notes to Statement of Financial Condition

CAPITAL ONE INVESTING, LLC
(An Indirect Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Nature of Business

Capital One Investing, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Capital One Financial Investing, LLC ("COFI"). COFI is a wholly owned subsidiary of Capital One DIRECT Securities, Inc. which is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One," "COF" or the "Parent").

The Company provides broker-dealer services directly to its online customers and also introduces customer accounts on a fully disclosed basis with unaffiliated third party vendors.

The Company is subject to the risks and challenges associated with its dependence on COFI and Capital One for capital, continued successful development and marketing of services, and competition from substitute services and larger companies with greater financial, technical, management and marketing resources.

2. Divestitures

On January 25, 2018, the Company and E*Trade Securities, LLC ("E*Trade"), a broker-dealer registered with the SEC and FINRA, entered into an agreement whereby substantially all of the Company's approximately 1,100,000 online customer accounts, including margin accounts, would be sold to E*Trade. At that time, the margin loans and the brokerage relationship intangible assets were transferred to held for sale as they were deemed to be a part of the disposal group. The estimated purchase price was greater than the basis of the assets being sold and no impairment was recognized at that time. This transaction closed on November 5, 2018. As of December 31, 2018, the Company had approximately 10,000 online customer accounts remaining.

On February 17, 2018, the Company and its affiliates (Capital One Advisors, LLC and Capital One Agency, LLC) entered into an agreement with Advisor Group, Inc., a third party, to transition approximately all 140,000 fully disclosed customer accounts to Advisor Group, Inc. and its affiliates. This transaction closed on July 16, 2018. As of December 31, 2018, the Company had approximately 1,500 fully disclosed customer accounts remaining.

3. Summary of Significant Accounting Policies

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. These estimates are based on information available as of the date of the statement of financial condition. While management makes its best judgment, actual results could differ from those estimates. Estimates and assumptions are made in determining the fair value of financial instruments, income taxes, and contingent liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts primarily held with Capital One N.A. ("CONA"), an affiliated bank. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with stated maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Cash Segregated in Compliance with Regulations

Cash segregated in compliance with regulations consists of qualified deposits in a special reserve bank account for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Receivables From and Payables to Customers

In 2018, the Company had receivables from and payables to customers including the amounts due from and due to customers on margin, securities, and cash transactions, carried at cost, net of applicable allowance. The recorded value approximated the fair value for the margin loan receivables. Securities owned by customers were held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. The average yield earned on margin loans is 5.9%, and the Company accrued interest on margin loans on a daily basis. Margin loans of $126,880,846 were transferred at par to E*Trade in the transaction referenced in "Note 2 – Divestitures." There were no margin loan balances as of December 31, 2018.

Margin Lending Operations

In 2018, the Company offered its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity of at least 25% of the value of the securities in the account. However, the Company required the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account.

Securities Owned

Securities owned include shares of common stock, exchange-traded funds, mutual funds, and other securities retained when the Company purchases shares on behalf of customers and are reported on a trade-date basis. Securities owned are recorded at fair value. Fair value is generally based on end-of-the-day quoted market prices.

Drafts Payable

Drafts payable of $673,415 are included in "accounts payable and accrued liabilities" on the statement of financial condition and represent amounts drawn by the Company against a bank account at CONA.

Accrued Payroll

Accrued payroll expense of $10,278,380 is included in "accounts payable and accrued liabilities" on the statement of financial condition and represent amounts payable to employees.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company receives reimbursement from or makes payment to the Parent for current taxes in accordance with the tax sharing agreement among the Parent and its subsidiaries. In accordance with this agreement, the Company determines its share of federal, state and local income tax liability or benefit based on its contribution to the consolidated taxable income or loss. As of December 31, 2018, the Company had income taxes of $22,184,907 payable to the Parent included in "taxes payable to COF" on the statement of financial condition.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws

that will be in effect when the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has evaluated the accounting guidance and determined that a valuation allowance is not required as of December 31, 2018. Uncertain tax positions are recognized to the extent that they are more likely than not to be sustained upon examination, based on the technical merits of the position. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018.

4. Receivables from Clearing Organization

The Company has two clearing agreements with another broker-dealer. Under the terms of one clearing agreement, the Company acts as an introducing broker and clears customer transactions on a fully disclosed basis. Under the terms of the second clearing agreement, the Company acts as an omnibus broker-dealer and clears proprietary and online customer transactions. In the event of a breakdown or failure of the clearing broker to perform, the Company may be subject to risks that could diminish its ability to operate, service customer accounts and protect customers' information, or result in potential liability to customers, reputational damage, regulatory intervention and customers' loss of confidence in the Company, any of which could result in a material adverse effect. The Company keeps a deposit of $125,000 to maintain these relationships included in "receivables from clearing organization" on the statement of financial condition.

The Company also has $7,532,463 cash held in omnibus accounts at the clearing broker and $22,419 in commissions due from the clearing broker included in "receivables from clearing organization" on the statement of financial condition.

5. Securities Owned

The following table provides details of securities owned at fair value, as of December 31, 2018:

	Securities Owned
Corporate stocks	$ 12,923
Other securities	26,011
Total	$ 38,934

For firm securities held under the omnibus clearing agreement, the clearing broker has the right to lend the corporate stocks owned by the Company if the account is in a net borrowing position. At no time in 2018 was the Company in a net borrowing position.

6. Financial Instruments

Cash and cash equivalents and receivables are carried at contracted amounts, which approximate fair value, and securities owned are carried at fair value at December 31, 2018. Similarly, certain liabilities are carried at contracted amounts which approximate fair value as of December 31, 2018.

7. Fair Value Measurement

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value. The three levels of the fair value hierarchy are described below:

- Level 1 – Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2 – Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

- Level 3 – Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

Assets Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques used in estimating fair value of our financial instruments as of December 31, 2018:

Financial Assets

Securities owned – The fair value measurement of securities owned is based on quoted market prices in active markets (Level 1).

Money market funds – Money market funds are generally classified as Level 1.

The following table presents our assets measured on our statement of financial condition at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements Using			Total
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Assets:				
Securities owned	$ 38,934	$ –	$ –	$ 38,934
Money market funds	$120,490	$ –	$ –	$120,490

Assets Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities recorded at fair value on a nonrecurring basis or any adjustments to nonfinancial assets or liabilities recorded at fair value at December 31,2018.

8. Income Taxes

The following table presents the components of the Company's deferred tax assets and liabilities as of December 31, 2018:

Deferred tax assets:	
Net operating loss carry forwards	$ 1,456,364
Other	1,786,106
Total deferred tax assets	3,242,470
Deferred tax liabilities:	
Other	(93,812)
Total deferred tax liabilities	(93,812)
Net deferred tax assets	$ 3,148,658

The Company has a state net operating loss (NOL) with a net tax value of $1,456,364 that will expire in 2038.

The Company is subject to examination by the IRS and other tax authorities in certain countries and states in which the Company operates. The tax years subject to examination vary by jurisdiction. Under the CAP program the IRS is in process of auditing the 2017 and 2018 income tax returns. The outcome of these audits is not expected to have a material impact on the results of the Company.

9. Related-Party Transactions

The payables to and receivables from the Parent are included in "receivables from COF and affiliates" on the statement of financial condition. The Company also has certain payables to COFI relating to interest on subordinated loans, management fees and other operating transactions arising from the normal course of business. Interest on subordinated loans is included in "interest payable on subordinated loans with COFI" and other payables to COFI are included in "payable to COFI" on the statement of financial condition.

The Company has a $100,000,000 subordinated equity loan with COFI. The subordinated loan has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest accrues per annum on the principal at a rate of 1%. Accrued interest payable of $169,444 is included in "interest payable on subordinated loans with COFI" and $100,000,000 is reflected as "subordinated loans from COFI" on the statement of financial condition.

The maturity date for the subordinated equity loan is May 2, 2020. Without further action by COFI or the Company, this loan will be extended an additional year from the maturity date.

The Company has a Unilateral Revolving Loan agreement (the "LOC") with COFI that matures on August 1, 2019. The balance accrues interest at a rate of LIBOR plus a variable monthly rate. The LOC has no stated commitment limit. On September 7, 2018, the Company paid down the $55,000,000 LOC balance with COFI. As of December 31, 2018, the Company had no outstanding balance in the LOC.

The Company has a Revolving Note and Cash Subordination Agreement (the "Subordinated Revolver") with a commitment amount of up to $200,000,000 with COF. The Subordinated Revolver has been approved by FINRA and borrowings are available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2018, the Company had an outstanding balance of $40,000,000 included in "subordinated loans from COF" on the statement of financial condition. $20,000,000 is accruing interest at a rate of LIBOR plus 1.56% and $20,000,000 is accruing at a rate of LIBOR plus 1.67%. All outstanding balances are due to COF on or before April 1, 2021. Accrued interest payable on the outstanding balances of the Subordinated Revolver was $263,536 at December 31, 2018 and is reflected in "interest payable on subordinated loans with COF" on the statement of financial condition.

The Company offers proprietary and online customers an FDIC insured investment product. For customers electing the FDIC product, the Company sweeps excess cash daily and deposits the cash

with CONA. In consideration for services provided by the Company, CONA pays the Company a fee which is net of interest paid on all of the Company's customer assets held at CONA.

The Company also offers an FDIC insured investment product to its fully disclosed customers that is serviced by the clearing broker. For customers electing the FDIC product, the clearing broker sweeps excess cash daily and deposits the cash with CONA. In consideration for services provided by the Company, CONA pays the Company a fee which is net of interest paid on all of the Company's customer assets held at CONA.

Through June 2018, the Company also marketed and sold certain non-deposit investment products to the public, including customers of CONA, from certain branch premises.

The Company uses banking services from CONA for the majority of its banking. As of December 31, 2018, the Company had $84,579,602 cash on deposit at CONA. Pursuant to SEC Rule 15c3-1(c), which states that cash deposits with an affiliated bank will only have net capital value to the extent that the deposit represents normal day-to-day operating balances, the Company classified $76,200,000 of its cash at CONA as non-allowable for use in the net capital calculation.

10. Commitments, Contingencies and Guarantees

In the normal course of business, the Company may enter into underwriting commitments. There were no open transactions relating to such underwriting commitments at December 31, 2018.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company may become subject to various pending and threatened legal actions relating to the conduct of its normal business activities. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable), or if an estimate is not determinable, we provide disclosure of a material claim or contingency in the notes to the statement of financial condition. In the opinion of management, the ultimate aggregate liability, if any, arising out of any pending or threatened legal actions will not be material to the financial condition or result of operations of the Company.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital and debt to debt-equity ratios related to its subordinated loans.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, and requires the percentage of aggregate indebtedness to not exceed net capital by 1500%. At December 31, 2018, the Company had net capital of $147,932,609 as defined, which was $145,542,453 in excess of its required minimum net capital of $2,390,156. The Company's aggregate indebtedness as of December 31, 2018, equals 24.2% of its net capital.

The Company is required to maintain a debt to debt-equity ratio not exceeding 70%. At December 31, 2018, the Company had a debt to debt-equity ratio of 17.1%.

Advances to affiliates, repayment of subordinated loans, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. The Company was in compliance with all such requirements at December 31, 2018.

12. Subsequent Events

Management has evaluated subsequent events through February 26, 2019, the date the statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized or unrecognized subsequent events that would have required adjustment to the statement of financial condition.